SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Proposal for allocation of net profits for the 2009 fiscal year
(as per Exhibit 9-1-II to ICVM 481/2009)

Although Braskem S.A. (“Company”) has shown net profits in the fiscal year of 2009 (R$ 917,228 thousand), the totality of such amount was used to absorb accrued losses under the terms of article 189 of Law No. 6,404, of December 15, 1976 (“Corporation Law”).

The Company’s management has not proposed any allocation of net profits for the 2009 fiscal year, since, pursuant to legal determination, the accrued losses must be deducted from the year’s results before any profit sharing or allocation is performed.

The Company’s management provides below the information required by Exhibit 9-1-II to CVM Ruling No. 481, of December 17, 2010:

1. Net Profits for the 2009 fiscal year:

The Company’s net profits for the 2009 fiscal year amounted to R$ 917,228 thousand.

2. Aggregate amount and amount per share of the dividends:

Zero. In accordance with the sole paragraph of article 189 of the Corporation Law, the net profits were absorbed into the accrued losses.

3. Percentage of the net profits for the year distributed based on profits ascertained in balance sheets prepared half-yearly or at shorter periods:

Zero. There has been no advance payment of dividends or declaration of interest on net equity based on profits ascertained in balance sheets prepared half-yearly or at shorter periods.

4. Aggregate amount and amount per share of dividends distributed based on profits in previous years:

Zero. There has been no distribution of dividends or declaration of interest on net equity based on profits in previous years.

5. (a) Information on the gross amount of dividends and interest on net equity, separately, per each type and class of share, to be distributed/declared at the annual general meeting:

Not applicable. Pursuant to article 189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no distribution of dividends and/or interest on net equity will be made.

5. (b) Information on the form and term of payment of dividends and interest on net equity to be distributed/declared at the annual general meeting:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no distribution of dividends and/or interest on net equity will be made.

5. (c) Information on any updating and interest on dividends and interest on net equity to be distributed/declared at the annual general meeting:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no distribution of dividends and/or interest on net equity will be made.

5. (d) Information on the date of declaration of payment of dividends and interest on net equity considered in order to identify the shareholders that will be entitled to receive dividends and interest on net equity distributed/declared at the annual general meeting:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no distribution of dividends and/or interest on net equity will be made.

6. Information on dividends or interest on net equity declared based on profits ascertained in balance sheets prepared half-yearly or at shorter periods and already distributed:

Not applicable. There has been no advance payment of dividends or declaration of interest on net equity based on profits ascertained in balance sheets prepared half-yearly or at shorter periods.

7. (a) Comparative table showing the net profits for the year and the three (3) previous years, per each type and class of share:

		Years ended at December 31st

	2009	2008	2007	2006

Net profits (losses)	917,228	(2,506,923)	617,438	77,753
Number of shares:
Common	190,462	190,462	149,811	123,492
Class A preferred shares	329,872	316,485	282,224	231,744
Class B preferred shares	594	594	803	803
Total outstanding shares	520,928	507,541	449,433	370,402
Net profits (losses) per share	1.76	(4.94)	1.43	0.22

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7. (b) Comparative table showing the dividends and interest on net equity declared / distributed in the three (3) previous years, per each type and class of share:

	Common shares		Class “A” preferred shares		Class “B” preferred shares

	Dividends	JCPs	Dividends	JCPs	Dividends	JCPs

Year ended at 12.31.2009	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Year ended at 12.31.2008	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00
Year ended at 12.31.2007	R$ 0.64	R$ 0.00	R$ 0.64	R$ 0.00	R$ 0.64	R$ 0.00
Year ended at 12.31.2006	R$ 0.00	R$ 0.00	R$ 0.16	R$ 0.00	R$ 0.16	R$ 0.00

8. Information on the allocation to the legal reserve:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no amount is to be allocated to the legal reserve.

9. (a) Description of the form of calculation of the fixed or minimum dividends:

Pursuant to the Company’s bylaws, the class “A” preferred shares are entitled to the payment of minimum dividends corresponding to six percent (6%) of their “unit value”, obtained by dividing the capital amount by the total outstanding shares. The class “B” preferred shares, in turn, are entitled to the payment of fixed dividends in the amount corresponding to six percent (6%) of their “unit value”, obtained by dividing the capital amount by the total outstanding shares.

9. (b) Information as to whether the year’s profits are sufficient to fully pay the fixed or minimum dividends:

The year’s profits were not sufficient for the full payment of the minimum and fixed dividends to which the holders of preferred shares would be entitled.

9. (c) Information about any unpaid portion being cumulative:

Pursuant to the Company’s bylaws, the unpaid portion of the minimum dividends and fixed dividends is not cumulative.

9. (d) Information about the aggregate value of fixed or minimum dividends to be paid to each class of preferred shares:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, there is no amount to be paid as fixed or minimum dividends.

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9. (e) Information about the fixed or minimum dividends to be paid per preferred share of each class:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into accrued losses, and for this reason there is no amount payable as fixed or minimum dividends.

10. (a) Description of the form of calculation of mandatory dividends set out in the bylaws:

The shareholders are entitled to receive as mandatory dividends twenty-five percent (25%) of the net profits for the year, and all the amounts paid as minimum and fixed dividends must be deducted from the amount of the mandatory dividends.

10. (b) Information as to whether the mandatory dividends are being paid in full or not:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no payment of dividends or interest on net equity will be made.

10. (c) Information on the amount possibly withheld due to the Company’s financial condition:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no payment of dividends or interest on net equity will be made.

11. Information about the withholding of mandatory dividends due to the Company’s financial condition:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no payment of dividends or interest on net equity will be made.

12. Information about the allocation of results to the contingency reserve:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no amount will be allocated to the contingency reserve.

13. Information on the allocation of results to the realizable profits reserve:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no amount will be allocated to the realizable profits reserve.

14. Information on the allocation of results to the statutory reserves:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no amount will be allocated to the statutory reserve.

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15. Information on the withholding of profits foreseen in the capital budget:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, there will be no profit withholding foreseen in the capital budget.

16. Information on the allocation of results to the tax incentive reserve:

Not applicable. Under the terms of article189 of the Corporation Law, the net profits for the year were absorbed into the accrued losses, and for this reason, no amount will be allocated to the tax incentive reserve.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.